Second Quarter 2014 Report to Shareholders

BMO Financial Group Reports Net Income of $1.1 Billion for the Second Quarter of 2014

Financial Results Highlights:

Second Quarter 2014 Compared with Second Quarter 2013:

•	Net income of $1,076 million, up 12%; adjusted net income[1] of $1,097 million, up 11%

•	EPS[2] of $1.60, up 14%; adjusted EPS[1,2] of $1.63, up 13%

•	ROE of 14.3%, compared with 14.2%; adjusted ROE[1] of 14.6%, unchanged

•	Provisions for credit losses of $162 million, compared with $144 million; adjusted provisions for credit losses[1] of $162 million, compared with $109 million

•	Basel III Common Equity Ratio of 9.7%

•	Dividend increased by $0.02 or 3% to $0.78 per common share

Year-to-Date 2014 Compared with Year-to-Date 2013:

•	Net income of $2,137 million, up 7%; adjusted net income[1] of $2,180 million, up 8%

•	EPS[2] of $3.18, up 9%; adjusted EPS[1,2] of $3.24, up 10%

•	ROE of 14.3%, compared with 14.6%; adjusted ROE[1] of 14.6%, compared with 14.7%

•	Provisions for credit losses of $261 million, compared with $322 million; adjusted provisions for credit losses[1] of $261 million, compared with $205 million

Toronto, May 28, 2014 – For the second quarter ended April 30, 2014, BMO Financial Group reported net income of $1,076 million or $1.60 per share on a reported basis and net income of $1,097 million or $1.63 per share on an adjusted basis.

“Our customer-focused strategy continued to deliver strong performance and momentum across our operating groups,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “Our largest business, Canadian Personal and Commercial banking, had net income growth of 14% year over year and operating leverage above 2% for the third consecutive quarter. Commercial loan growth remained robust in Canada and the United States as we continue to see benefits from our large North American platform.

“Wealth Management and BMO Capital Markets also had strong results in the second quarter, both posting double-digit revenue and earnings growth.

“Shortly after quarter-end, we closed the acquisition of F&C Asset Management. The acquisition advances BMO Global Asset Management’s strategy and growth trajectory, effectively doubling client assets. Today, our asset management business has 24 offices that are strategically located across the globe serving an increasingly global client base.

“For the quarter and year to date, continuing business momentum is reflected in positive operating leverage and good balance sheet growth. Adjusted earnings per share in the quarter were up 13% over last year,” concluded Mr. Downe.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a third quarter 2014 dividend of $0.78 per common share, up $0.02 per share from the preceding quarter and up $0.04 per share from a year ago, equivalent to an annual dividend of $3.12 per common share.

Our complete Second Quarter 2014 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2014, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Total Bank Overview

Net income was $1,076 million for the second quarter of 2014, up $114 million or 12% from a year ago.

Adjusted net income was $1,097 million, up $113 million or 11% from a year ago. Momentum continued with strong results in Canadian P&C, Wealth Management and BMO Capital Markets, and U.S. P&C results that reflected stable revenue compared to last quarter.

Operating Segment Overview

Canadian P&C

Net income was $480 million, up $59 million or 14% from a year ago. Adjusted net income was $482 million, up $60 million or 14% from the prior year driven by higher revenue and lower credit losses. Revenue was up $87 million or 6% year over year driven by strong balance and fee volumes, partially offset by the impact of lower net interest margin. There was year-over-year loan growth of 9% and deposit growth of 10%. Expenses increased $20 million or 3%.

In personal banking, year-over-year personal loan and deposit growth remains strong at 9% and 10%, respectively. During the quarter we upgraded our BMO mobile banking application, which provides customers with enhanced capabilities including the ability to send Interac® e-Transfers and book branch appointments anywhere, anytime. The updated application has been well received by our customers, and mobile transactions have nearly doubled since its release.

In commercial banking, we continue to streamline our processes, enabling our salesforce to spend more time acquiring new customers and strengthening existing relationships. Volume growth continues to be strong with year-over-year loan and deposit growth of 10% and 9%, respectively. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C (all amounts in US$)

Net income of $140 million and adjusted net income of $151 million both decreased $8 million or 6% from the second quarter a year ago. The benefits from strong commercial loan growth and lower provisions for credit losses were more than offset by the effects of lower net interest margin and reduced gains on sales of newly originated mortgages.

There were year-over-year and quarterly sequential increases in average current loans and acceptances, led by continued strong double-digit growth in the core commercial and industrial (C&I) loan portfolio. The core C&I portfolio increased by $4.2 billion or 19% from a year ago to $26.3 billion.

To demonstrate our commitment to providing financial literacy outreach to the communities in which we serve, we sponsored multiple financial education and homeownership workshops throughout our markets as part of the Federal Reserve Bank’s Money Smart Week. In addition, we recently partnered with the Chicago Office of the City Treasurer and the Canadian Foundation for Economic Education to launch Talk With Our Kids About Money Day, which encourages families, students and teachers to have conversations about money and personal finance.

Wealth Management

Net income of $194 million increased $54 million or 38% from a year ago. Adjusted net income of $200 million increased $53 million or 36%. Adjusted net income in traditional wealth was $139 million, up $27 million or 23% resulting from strong growth in client assets. Adjusted net income in insurance was $61 million, up $26 million from a year ago.

Assets under management and administration grew by $91 billion or 17% from a year ago to $612 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

This past quarter, BMO’s wealth businesses received a number of awards from Global Banking and Finance Review, including: BMO Harris Private Banking was named Best Private Bank in Canada for the fourth consecutive year; BMO Nesbitt Burns was named Best Full Service Investment Advisory in Canada; and BMO Private Bank Asia was named Best New Private Bank in Hong Kong and Best New Private Bank in Singapore.

On May 7, 2014, we announced that we had completed the acquisition of F&C Asset Management plc (F&C). This acquisition strengthens BMO Global Asset Management’s position as a globally significant money manager, enhancing its investment platform capabilities and providing attractive opportunities to service wealth markets in the United Kingdom and the rest of Europe.

BMO Financial Group Second Quarter Report 2014 • 1

BMO Capital Markets

Net income of $305 million increased $44 million or 17% from a year ago due to good revenue growth across the businesses and a more favourable tax rate. Revenue increased 14% year over year, driven by good performance in both the Investment and Corporate Banking and the Trading Products businesses and continued good contribution from our U.S. segment. Return on equity of 20.8% was strong, up from 18.3% in the prior year.

Our continued focus on understanding and meeting our core clients’ needs was rewarded, having been named World’s Best Metals and Mining Investment Bank for the fifth consecutive year by Global Finance magazine this quarter. This focus also contributed to our selection as a 2014 Greenwich Share Leader in Canadian Foreign Exchange Market Share.

BMO Capital Markets participated in 372 new global issues in the quarter, comprised of 172 corporate debt deals, 131 government debt deals and 69 equity transactions, raising $822 billion.

Corporate Services

Corporate Services net loss on a reported and adjusted basis was $58 million for the second quarter of 2014, compared with a net loss of $11 million a year ago. The decline in results was primarily due to lower recoveries on the purchased credit impaired loan portfolio.

Adjusted Net Income

Adjusted net income was $1,097 million for the second quarter of 2014, up $113 million or 11% from a year ago. Adjusted earnings per share were $1.63, up 13% from $1.44 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. The only item excluded from second quarter 2014 results in the determination of adjusted results was the amortization of acquisition-related intangible assets of $28 million ($21 million after tax; $0.03 per share). Amounts excluded from adjusted results in prior years also included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

2 • BMO Financial Group Second Quarter Report 2014

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 28, 2014. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2014, as well as the audited consolidated financial statements for the year ended October 31, 2013, and the MD&A for fiscal 2013 in BMO’s 2013 Annual Report. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Summary Data – Reported			24	Balance Sheet

5	Summary Data – Adjusted			24	Transactions with Related Parties

6	Caution Regarding Forward-Looking Statements			25	Off-Balance Sheet Arrangements

6	Economic Review and Outlook			25	Accounting Policies and Critical Accounting Estimates

7	Other Value Measures			25	Future Changes in Accounting Policies

7	Foreign Exchange			25	Regulatory Developments

7	Net Income			26	Select Financial Instruments

8	Revenue			26	Risk Management

9	Provisions for Credit Losses				26	Market Risk

10	Impaired Loans				28	Liquidity and Funding Risk

10	Non-Interest Expense				30	Credit Rating

10	Income Taxes				30	Insurance Risk

11	Capital Management				30	Information and Cyber Security Risk

12	Eligible Dividends Designation				31	Select Geographic Exposures

13	Review of Operating Groups’ Performance			33	Interim Consolidated Financial Statements

	13	Personal and Commercial Banking (P&C)			33	Consolidated Statement of Income

		14	Canadian Personal and Commercial Banking (Canadian P&C)		34	Consolidated Statement of Comprehensive Income

		15	U.S. Personal and Commercial Banking (U.S. P&C)		35	Consolidated Balance Sheet

	17	Wealth Management			36	Consolidated Statement of Changes in Equity

	19	BMO Capital Markets			37	Consolidated Statement of Cash Flows

	20	Corporate Services, Including Technology and Operations			38	Notes to Consolidated Financial Statements

22	Non-GAAP Measures			60	Other Investor and Media Information

23	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2014, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2014, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter Report 2014 • 3

Summary Data – Reported	Table 1

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Summary Income Statement
Net interest income	2,063	2,113	2,129	4,176	4,377
Non-interest revenue	1,978	2,009	1,764	3,987	3,548

Revenue	4,041	4,122	3,893	8,163	7,925

Specific provision for credit losses	162	99	174	261	352
Collective provision for (recovery of) credit losses	-	-	(30)	-	(30)

Total provision for credit losses	162	99	144	261	322
Non-interest expense	2,594	2,684	2,550	5,278	5,120
Provision for income taxes	209	278	237	487	485

Net income	1,076	1,061	962	2,137	1,998

Attributable to bank shareholders	1,062	1,048	944	2,110	1,962
Attributable to non-controlling interest in subsidiaries	14	13	18	27	36

Net income	1,076	1,061	962	2,137	1,998

Common Share Data ($ except as noted)
Earnings per share	1.60	1.58	1.40	3.18	2.91
Earnings per share growth (%)	14.3	4.6	(6.7)	9.3	(6.7)
Dividends declared per share	0.76	0.76	0.74	1.52	1.46
Book value per share	45.95	45.60	40.87	45.95	40.87
Closing share price	75.55	68.06	63.19	75.55	63.19
Total market value of common shares ($ billions)	48.7	43.9	41.0	48.7	41.0
Dividend yield (%)	4.0	4.5	4.7	4.0	4.6

Financial Measures and Ratios (%)
Return on equity	14.3	14.2	14.2	14.3	14.6
Net income growth	11.6	2.5	(5.6)	6.9	(5.8)
Revenue growth	3.7	2.3	(0.4)	3.0	(0.6)
Non-interest expense growth	1.8	4.4	3.1	3.1	2.4
Efficiency ratio	64.2	65.1	65.5	64.7	64.6
Efficiency ratio, excluding PBCAE (1)	59.4	59.9	60.2	59.7	60.8
Operating leverage	1.9	(2.1)	(3.5)	(0.1)	(3.0)
Net interest margin on average earning assets	1.59	1.62	1.82	1.61	1.85
Effective tax rate	16.2	20.8	19.8	18.5	19.5
Return on average assets	0.73	0.72	0.70	0.72	0.71
Provision for credit losses-to-average loans and acceptances (annualized)	0.22	0.14	0.22	0.18	0.25

Value Measures (% except as noted)
Average annual five-year total shareholder return	19.4	21.4	10.5	19.4	10.5
Average annual three-year total shareholder return	11.8	10.6	4.9	11.8	4.9
Twelve month total shareholder return	24.8	12.9	13.0	24.8	13.0
Net economic profit ($ millions) (2)	297	289	260	586	574

Balance Sheet (as at $ billions, except as noted)
Assets	582	593	555	582	555
Net loans and acceptances	295	290	264	295	264
Deposits	394	398	360	394	360
Common shareholders’ equity	29.6	29.4	26.5	29.6	26.5
Cash and securities-to-total assets ratio (%)	32.1	32.3	30.3	32.1	30.3

Capital Ratios (%)
Common Equity Tier 1 Capital Ratio	9.7	9.3	9.7	9.7	9.7
Tier 1 Capital Ratio	11.1	10.6	11.3	11.1	11.3
Total Capital Ratio	13.0	12.4	13.7	13.0	13.7

Net Income by Operating Group
Canadian P&C	480	484	421	964	868
U.S. P&C	155	166	151	321	330

Personal and Commercial Banking	635	650	572	1,285	1,198
Wealth Management	194	175	140	369	302
BMO Capital Markets	305	277	261	582	559
Corporate Services, including Technology and Operations (T&O)	(58)	(41)	(11)	(99)	(61)

BMO Financial Group net income	1,076	1,061	962	2,137	1,998

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).
(2)	Net economic profit is a non-GAAP measure and is discussed in the Non-GAAP Measures section.

4 • BMO Financial Group Second Quarter Report 2014

Summary Data – Adjusted (1)	Table 2

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Adjusted Summary Income Statement
Net interest income	2,063	2,113	1,954	4,176	3,990
Non-interest revenue	1,978	2,009	1,754	3,987	3,530

Revenue	4,041	4,122	3,708	8,163	7,520
Provision for credit losses	162	99	109	261	205
Non-interest expense	2,566	2,653	2,384	5,219	4,828
Provision for income taxes	216	287	231	503	474

Net income	1,097	1,083	984	2,180	2,013

Attributable to bank shareholders	1,083	1,070	966	2,153	1,977
Attributable to non-controlling interest in subsidiaries	14	13	18	27	36

Net income	1,097	1,083	984	2,180	2,013

Adjusted Common Share Data
Earnings per share ($)	1.63	1.61	1.44	3.24	2.94
Earnings per share growth (%)	13.2	7.3	0.7	10.2	3.5

Adjusted Financial Measures and Ratios (%)
Return on equity	14.6	14.5	14.6	14.6	14.7
Net income growth	11.2	5.4	1.1	8.2	3.9
Revenue growth	8.9	8.2	0.9	8.5	2.1
Non-interest expense growth	7.7	8.5	2.3	8.1	3.1
Efficiency ratio	63.5	64.3	64.3	63.9	64.2
Efficiency ratio, excluding PBCAE (2)	58.8	59.2	58.8	59.0	60.2
Operating leverage	1.2	(0.3)	(1.4)	0.4	(1.0)
Net interest margin on average earning assets	1.59	1.62	1.67	1.61	1.68
Effective tax rate	16.5	20.9	19.0	18.7	19.0

Adjusted Net Income By Operating Group
Canadian P&C	482	486	422	968	872
U.S. P&C	167	178	164	345	356

Personal and Commercial Banking	649	664	586	1,313	1,228
Wealth Management	200	183	147	383	315
BMO Capital Markets	306	277	262	583	560
Corporate Services, including T&O	(58)	(41)	(11)	(99)	(90)

BMO Financial Group net income	1,097	1,083	984	2,180	2,013

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

BMO Financial Group Second Quarter Report 2014 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 to 31 of BMO’s 2013 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of this interim MD&A.

Economic Review and Outlook

After strengthening moderately in the second half of 2013, the Canadian economy has slowed, largely in response to the inclement weather. However, recent data on manufacturing and exports suggest the economy is benefiting from the weaker Canadian dollar and firmer global demand. The Eurozone economy is growing again, albeit modestly, while China’s economic slowdown has stabilized at a still-strong growth rate above 7%. Canadian consumer spending is projected to grow moderately, restrained by elevated household debt, while home sales and construction should continue to slow. Consumer credit and residential mortgage growth will likely moderate further. Business investment is expected to strengthen in response to firmer exports and higher energy prices received by Canadian producers, supporting business loan growth. Economic growth is expected to increase from 2.0% in 2013 to 2.3% in 2014, reducing the unemployment rate to 6.8% by year end. Continued low inflation will likely encourage the Bank of Canada to maintain a steady interest rate policy for a fourth consecutive year. The trade deficit should decline as the Canadian dollar weakens further in response to higher long-term interest rates in the United States than in Canada.

After slowing in response to the severe winter weather, the U.S. economy is returning to the strong growth experienced in the second half of 2013. Improved household finances, replacement demand for motor vehicles and pent-up demand for housing are supporting the economy. At the same time, a smaller federal budget deficit and improved finances at the state and local levels of government imply less restrictive fiscal policies. Diminished political uncertainty will support business investment and the demand for business credit. Residential mortgages and consumer loan growth should improve. Economic growth is projected to increase from 1.9% in 2013 to 2.5% in 2014, reducing the unemployment rate below 6.0% by year end. The Federal Reserve is expected to continue reducing its purchases of fixed-income securities, resulting in moderate upward pressure on long-term interest rates. However, policy rates are not expected to increase until the middle of 2015.

The U.S. Midwest region, which includes the six states in BMO’s U.S. footprint, grew approximately 1.6% in 2013, held back by fiscal policy consolidation. However, stronger growth of 2.5% is expected in 2014 in response to strengthening exports and increased automotive production.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 • BMO Financial Group Second Quarter Report 2014

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending April 30, 2014, were 24.8%, 11.8% and 19.4%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recovery of (provisions for) credit losses and income taxes were increased relative to the first quarter of 2014, the second quarter of 2013 and the prior year to date by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 8% from a year ago and 2% from the first quarter. The average rate for the year to date increased by 8% from a year ago. BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q2-2014		YTD-2014
(Canadian $ in millions, except as noted)	vs Q2-2013	vs Q1-2014	vs YTD-2013

Canadian/U.S. dollar exchange rate (average)
Current period	1.1029	1.1029	1.0913
Prior period	1.0180	1.0800	1.0064

Effects on reported results
Increased net interest income	54	15	111
Increased non-interest revenue	45	12	91

Increased revenues	99	27	202
Increased expenses	(75)	(20)	(150)
Increased recovery of (provision for) credit losses	(2)	(1)	1
Increased income taxes	(5)	(1)	(12)

Increased reported net income	17	5	41

Effects on adjusted results
Increased net interest income	49	15	100
Increased non-interest revenue	45	12	91

Increased revenues	94	27	191
Increased expenses	(73)	(20)	(146)
Increased recovery of (provision for) credit losses	(1)	(1)	5
Increased income taxes	(4)	(1)	(10)

Increased adjusted net income	16	5	40

Adjusted results in this section are non-GAAP amounts or non-GAAP Measures. Please see the non-GAAP Measures section.

Net Income

Q2 2014 vs Q2 2013

Net income was $1,076 million for the second quarter of 2014, up $114 million or 12% from a year ago. EPS was $1.60, up $0.20 or 14% from a year ago.

Adjusted net income was $1,097 million, up $113 million or 11% from a year ago. Adjusted EPS was $1.63, up $0.19 or 13% from a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, net income growth was driven by strong results in Canadian P&C, Wealth Management and BMO Capital Markets. Canadian P&C results reflected strong balance and fee volumes, partially offset by lower net interest margin. Wealth Management posted strong results with adjusted net income up 36% due to higher revenue across all businesses driven by strong growth in client assets, and higher insurance revenue, partially offset by higher revenue-based costs. BMO Capital Markets results were up due to good revenue performance in both the Investment and Corporate Banking and the Trading Products businesses and a more favourable tax rate, partially offset by increased employee-related expenses and support costs. U.S. P&C net income declined on a U.S. dollar basis, due to lower revenue as the benefits from strong commercial loan growth and lower provisions for credit losses were more than offset by the effects of lower net interest margin and reduced gains on sales of newly originated mortgages. Corporate Services adjusted results decreased primarily due to lower recoveries on the purchased credit impaired loan portfolio.

Q2 2014 vs Q1 2014

Net income increased $15 million and EPS increased $0.02. Adjusted net income increased $14 million and adjusted EPS increased by $0.02. The impact of the stronger U.S. dollar increased adjusted net income growth by $5 million.

Net income growth in Canadian P&C decreased due to three fewer days in the current quarter, largely offset by lower expenses and lower provisions for credit losses. Net income increased in Wealth Management due to higher revenue, driven by growth in client assets and increased insurance revenue, and lower expenses. BMO Capital Markets results were up as lower revenue was more than offset by lower expenses and a more favourable tax rate. U.S. P&C adjusted net income decreased on a U.S. dollar basis, as the benefits of lower

BMO Financial Group Second Quarter Report 2014 • 7

expenses were more than offset by increased provisions for credit losses and fewer days. Corporate Services adjusted results decreased primarily due to lower recoveries on the purchased credit impaired loan portfolio, partly offset by lower expenses.

Q2 YTD 2014 vs Q2 YTD 2013

Net income increased $139 million or 7% to $2,137 million. EPS was $3.18, up $0.27 or 9% from a year ago. Adjusted net income was $2,180 million, up $167 million or 8% from a year ago. The impact of the stronger U.S. dollar increased adjusted net income growth by $40 million or 2%. Adjusted EPS was $3.24, up $0.30 or 10% from a year ago. On an adjusted basis, there was strong growth in Wealth Management and Canadian P&C, good growth in BMO Capital Markets and a decline in U.S. P&C. Adjusted net income in Corporate Services was lower relative to the same period a year ago.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q2 2014 vs Q2 2013

Total revenue of $4,041 million increased $148 million or 4% from the second quarter last year. Adjusted revenue increased $333 million or 9% to $4,041 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $239 million or 6%. Canadian P&C had good results due to strong balance and fee volumes, partially offset by the impact of a lower net interest margin. Wealth Management had strong revenue growth, with traditional wealth up 11%. Insurance revenue increased as the prior year was impacted by unfavourable movements in long-term interest rates. BMO Capital Markets also had good revenue performance in both the Investment and Corporate Banking and Trading Products businesses. U.S. P&C revenue decreased on a U.S. dollar basis, as the benefits of strong commercial loan growth were more than offset by lower net interest margin and reduced gains on sales of newly originated mortgages. Adjusted revenue decreased in Corporate Services due to the impact of a higher group teb adjustment and other smaller items, net of credit-related revenue on the purchased performing loan portfolio.

Net interest income decreased $66 million or 3% from a year ago to $2,063 million. Adjusted net interest income increased $109 million or 5% to $2,063 million, due to volume growth, revenue from the purchased performing loan portfolio and the impact of the stronger U.S. dollar, partially offset by a lower net interest margin. BMO’s overall net interest margin decreased on a reported basis by 23 basis points from a year ago to 1.59%. Adjusted net interest margin decreased by 8 basis points to 1.59%. Average earning assets increased $49.5 billion or 10% to $530.6 billion, including a $16.5 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $214 million or 12% from a year ago to $1,978 million. Adjusted non-interest revenue increased $224 million or 13% to $1,978 million, due to increases in all types of non-interest revenue, with the exception of foreign exchange, other than trading, and securities gains.

Q2 2014 vs Q1 2014

Reported and adjusted revenue decreased $81 million or 2% from the first quarter. Excluding the impact of the stronger U.S. dollar, adjusted revenue decreased by $108 million or 3% due to fewer days in the quarter. There was lower revenue in Canadian P&C, primarily due to three fewer days. Revenue in Wealth Management increased, with revenue growth in traditional wealth driven by growth in client assets, and higher insurance revenue. Revenue in BMO Capital Markets was lower, reflecting decreases in investment banking fees and securities gains, partly offset by increased equity and foreign exchange trading. U.S. P&C revenue was stable on a U.S. dollar basis, despite the impact of fewer days. Corporate Services adjusted revenue was lower due to a higher group teb offset.

Reported and adjusted net interest income decreased $50 million or 2%, in large part due to three fewer days in the current quarter. BMO’s overall net interest margin decreased by 3 basis points from the first quarter. Average earning assets increased $14.6 billion or 3% from the prior quarter, of which $4.4 billion related to the stronger U.S. dollar.

Reported and adjusted non-interest revenue decreased $31 million or 2%, primarily due to lower underwriting and advisory fees, trading revenues and fewer days.

Q2 YTD 2014 vs Q2 YTD 2013

Year-to-date revenue increased $238 million or 3% and adjusted revenue increased $643 million or 9%. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased $452 million or 6%.

Net interest income decreased $201 million or 5% year to date. Adjusted net interest income increased $186 million or 5%, mainly due to revenue from the purchased performing loan portfolio and volume growth, offset by lower net interest margin. BMO’s overall net interest margin declined by 24 basis points to 1.61%. Adjusted net interest margin declined by 7 basis points to 1.61%. Average earning assets increased by $44.6 billion, of which $16.1 billion was due to the stronger U.S. dollar.

Non-interest revenue increased $439 million or 12% year to date. Adjusted non-interest revenue increased $457 million or 13% with increases in all types of non-interest revenue except underwriting and advisory fees and foreign exchange, other than trading.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8 • BMO Financial Group Second Quarter Report 2014

Adjusted Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013
Canadian P&C	258	261	264	260	267

U.S. P&C	376	383	410	380	411
Personal and Commercial Banking	290	293	303	291	304

Wealth Management	264	273	283	268	285

BMO Capital Markets	59	48	59	53	58

Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	159	162	167	161	168

Total BMO adjusted net interest margin (excluding trading) (1)	196	203	203	199	204
Total BMO reported net interest margin	159	162	182	161	185

Total BMO reported net interest margin (excluding trading)	196	203	221	199	225
Total Canadian Retail (reported and adjusted)***	257	260	263	258	266
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  nm - not meaningful

Provisions for Credit Losses
Q2 2014 vs Q2 2013

The total provision for credit losses (PCL) was $162 million, an increase of $18 million from the prior year. Adjusted PCL increased by $53 million from the prior year due to lower recoveries. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $20 million to $133 million, due to a decrease in provisions in both the commercial and consumer portfolios. Wealth Management provisions were relatively stable year over year. Recoveries of credit losses in BMO Capital Markets were $2 million lower. U.S. P&C provisions of $50 million decreased by $5 million due to lower provisions in the consumer portfolio, partially offset by higher provisions in the commercial portfolio. Corporate Services adjusted recoveries of $19 million declined by $75 million, primarily due to a $62 million decrease in recoveries on the purchased credit impaired loan portfolio.

Q2 2014 vs Q1 2014
The reported and adjusted PCL increased by $63 million from the prior quarter. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $8 million, as a decrease in the commercial portfolio was partially offset by an increase in the consumer portfolio. Wealth Management provisions increased by $3 million. Recoveries of credit losses in BMO Capital Markets were $3 million higher in the current quarter. U.S. P&C provisions increased by $31 million due to increases in the commercial portfolio from the low levels in the first quarter. Corporate Services adjusted recoveries decreased by $40 million mainly due to a decrease in recoveries on the purchased credit impaired loan portfolio.

Adjusted results in this Provisions for Credit Losses section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013
Canadian P&C	133	141	153	274	281
U.S. P&C	50	19	55	69	87
Personal and Commercial Banking	183	160	208	343	368
Wealth Management	2	(1)	1	1	3
BMO Capital Markets	(4)	(1)	(6)	(5)	(21)
Corporate Services, including T&O (1) (2)	(19)	(59)	(94)	(78)	(145)
Adjusted provision for credit losses	162	99	109	261	205
Purchased performing loans (1)	-	-	65	-	147
Decrease in collective allowance	-	-	(30)	-	(30)
Provision for credit losses	162	99	144	261	322
(1)	Effective Q1-2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $21 million specific provisions for credit losses in the current period ($34 million in Q1-2014).
(2)	Corporate Services results include purchased credit impaired loan recoveries of $45 million in Q2-2014 ($28 million after tax); $117 million in Q1-2014 ($72 million after tax); and $107 million in Q2-2013 ($66 million after tax).

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013
New specific provisions	348	358	406	706	824
Reversals of previously established allowances	(47)	(48)	(49)	(95)	(131)
Recoveries of loans previously written-off	(139)	(211)	(183)	(350)	(341)
Specific provision for credit losses	162	99	174	261	352
Decrease in collective allowance	-	-	(30)	-	(30)
Provision for credit losses	162	99	144	261	322
PCL as a % of average net loans and acceptances (annualized)	0.22	0.14	0.22	0.18	0.25

BMO Financial Group Second Quarter Report 2014 • 9

Impaired Loans

Total gross impaired loans (GIL) were $2,325 million at the end of the current quarter, down from $2,482 million in the first quarter of 2014 and down from $2,848 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $509 million in the current quarter, down from $642 million in the first quarter of 2014 and $595 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013
GIL, beginning of period	2,482	2,544	2,912	2,544	2,976
Classified as impaired during the period	509	642	595	1,151	1,225
Transferred to not impaired during the period	(244)	(154)	(196)	(398)	(352)
Net repayments	(185)	(446)	(232)	(631)	(521)
Amounts written-off	(149)	(203)	(216)	(352)	(451)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(63)	(2)	(56)	(65)	(87)
Foreign exchange and other movements	(25)	101	41	76	58

GIL, end of period	2,325	2,482	2,848	2,325	2,848

GIL as a % of gross loans and acceptances	0.79	0.85	1.08	0.79	1.08

(1) GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Non-Interest Expense

Non-interest expense increased $44 million or 2% from the second quarter a year ago to $2,594 million. Adjusted non-interest expense increased $182 million or 8% to $2,566 million, or 5% excluding the impact of the stronger U.S. dollar, primarily due to higher employee-related expenses, including performance-based compensation, and increased technology and support costs related to a changing business and regulatory environment.

Non-interest expense decreased $90 million or 3% relative to the first quarter. Adjusted non-interest expense decreased $87 million or 3%. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense decreased by $107 million or 4%, primarily due to $66 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and lower severance costs.

Year-over-year operating leverage on a reported basis was 1.9% and adjusted operating leverage was 1.2%. The adjusted efficiency ratio of 63.5% for the second quarter of 2014 improved by 80 basis points from a year ago and from the prior quarter.

Non-interest expense for the year to date increased $158 million or 3% to $5,278 million. Adjusted non-interest expense increased $391 million or 8% to $5,219 million, or 5% excluding the impact of the stronger U.S. dollar, primarily due to higher employee-related expenses, including performance-based compensation, and increased technology and support costs related to a changing business and regulatory environment.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $209 million decreased $28 million from the second quarter of 2013 and decreased $69 million from the first quarter of 2014. The effective tax rate for the quarter was 16.2%, compared with 19.8% a year ago and 20.8% in the first quarter of 2014.

The adjusted provision for income taxes of $216 million decreased $15 million from a year ago and decreased $71 million from the first quarter of 2014. The adjusted effective tax rate was 16.5% in the current quarter, compared with 19.0% a year ago and 20.9% in the first quarter of 2014. The lower adjusted tax rate in the current quarter relative to the second quarter of 2013 was primarily due to higher tax-exempt income. The lower adjusted tax rate in the current quarter relative to the first quarter of 2014 was primarily due to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Second Quarter Report 2014

Capital Management

Second Quarter 2014 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 9.7% at April 30, 2014.

The CET1 Ratio increased by approximately 40 basis points from 9.3% at the end of the first quarter due to a net decrease in risk-weighted assets (RWA) and increased retained earnings. The CET1 Ratio decreased by approximately 20 basis points from 9.9% at October 31, 2013, due to higher RWA, partly offset by a benefit from increased retained earnings.

RWA of $235 billion at April 30, 2014, decreased by $5 billion from the first quarter due to reduced market risk exposures and lower credit risk primarily due to improved risk assessments and the impact of a strengthening Canadian dollar during the second quarter, partially offset by updates to calculation methodologies. RWA increased $20 billion from October 31, 2013, primarily due to increased business-driven source currency RWA, newly-implemented Credit Valuation Adjustment (CVA) rules and IFRS accounting standards, and the impact of a strengthening of the U.S. dollar during the first half of the year, partly offset by a decrease in RWA during the second quarter, as noted above.

The RWA attributable to the CVA for CET1 during fiscal 2014, and for Tier 1 and Total Capital during the first and second quarters of 2014, was 57% of the fully-implemented charge. This will increase each year until it reaches 100% by 2019.

CET1 capital at April 30, 2014, was $22.7 billion, up $0.4 billion from the first quarter and $1.5 billion from October 31, 2013, mainly due to retained earnings growth and the net impact of foreign exchange movements on U.S.-dollar-denominated investments in foreign operations and related hedges.

The bank’s Tier 1 and Total Capital Ratios were 11.1% and 13.0%, respectively, at April 30, 2014, compared with 10.6% and 12.4%, respectively, at January 31, 2014, and 11.4% and 13.7%, respectively, at October 31, 2013. These ratios changed from the prior quarter and from October 31, 2013, primarily due to the same factors that caused changes in the CET1 Ratio, described above, and due to the issuance of preferred shares, which was partially offset by preferred share redemptions, as described below.

The Office of the Superintendent of Financial Institutions (OSFI) has announced that the Assets-to-Capital Multiple (ACM), based on Total Capital, will be discontinued in 2015 and will be replaced by the Basel III Leverage Ratio. BMO’s ACM was 16.8 at April 30, 2014, improved from 17.4 in the first quarter but up from 15.6 at October 31, 2013, primarily due to increases in Total Capital.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, also may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios.

Pages 61 to 65 and pages 92 to 94 of BMO’s 2013 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Other Capital Developments

On May 7, 2014, we announced that we had completed the acquisition of F&C. The acquisition is expected to reduce BMO’s CET1 Ratio by approximately 75 basis points.

During the quarter, we redeemed all of our Non-cumulative Class B Preferred Share Series 18, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On April 16, 2014, we announced our intention to redeem all of our Non-cumulative Class B Preferred Shares Series 21 on May 25, 2014, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On April 23, 2014, we completed our public offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, our inaugural issuance of non-viability contingent capital securities. We issued 20 million shares for aggregate proceeds of $500 million.

During the quarter, 632,999 common shares were issued through the exercise of stock options.

No shares were repurchased during the quarter under the bank’s normal course issuer bid. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital levels. Capital expectations for banks have been increasing internationally. In the current environment we expect to maintain capital levels above published minimum CET1 regulatory requirements and do not expect to be active under the normal course issuer bid when BMO’s CET1 Ratio is below 9.5%. The bank will periodically consult with OSFI before making purchases under the bid.

On May 28, 2014, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.78 per common share, up $0.02 per share from the preceding quarter and up $0.04 per share from a year ago. The dividend reflects the success of our business strategies.

The dividend is payable August 26, 2014, to shareholders of record on August 1, 2014. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan (the Plan). As previously announced, such additional common shares will be issued from treasury until further notice. Commencing with the common share dividend declared on May 28, 2014, common shares issued under the Plan will, until further notice, have a two percent discount from the average market price (as defined in the Plan).

BMO Financial Group Second Quarter Report 2014 • 11

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 8

	Q2-2014		Q1-2014		Q4-2013
(Canadian $ in millions)	All-in (1)	Transitional (2)	All-in (1)	Transitional (2)	All-in (1)	Transitional (2)

Gross Common Equity (3)	29,646	29,646	29,391	29,391	28,144	28,144
Regulatory adjustments applied to Common Equity	(6,918)	(1,298)	(7,051)	(1,465)	(6,917)	9

Common Equity Tier 1 capital (CET1)	22,728	28,348	22,340	27,926	21,227	28,153

Additional Tier 1 Eligible Capital (4)	3,835	3,835	3,457	3,457	3,781	3,781
Regulatory adjustments applied to Tier 1	(413)	(3,203)	(415)	(3,256)	(409)	(3,781)

Additional Tier 1 capital (AT1)	3,422	632	3,042	201	3,372	-

Tier 1 capital (T1 = CET1 + AT1)	26,150	28,980	25,382	28,127	24,599	28,153

Tier 2 Eligible Capital (5)	4,357	4,357	4,321	4,321	4,951	4,951
Regulatory adjustments applied to Tier 2	(50)	(10)	(50)	(12)	(50)	(13)

Tier 2 capital (T2)	4,307	4,347	4,271	4,309	4,901	4,938

Total capital (TC = T1 + T2)	30,457	33,327	29,653	32,436	29,500	33,091

Total risk-weighted assets	234,774	240,074	240,076	246,232	215,094	232,501

Capital Ratios (%)
CET1 Ratio	9.7	11.8	9.3	11.3	9.9	12.1
Tier 1 Capital Ratio	11.1	12.1	10.6	11.4	11.4	12.1
Total Capital Ratio	13.0	13.9	12.4	13.2	13.7	14.2

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at May 21, 2014	Number of shares or dollar amount (in millions)

Common shares	645
Class B Preferred Shares
Series 13	$ 350
Series 14	$ 250
Series 15	$ 250
Series 16	$ 157
Series 17	$ 143
Series 21 (1)	$ 275
Series 23	$ 400
Series 25	$ 290
Series 27 (2)	$ 500

Stock options
– vested	8.0
– non-vested	6.8

 (1)      The Series 21 Preferred Shares were redeemed on May 25, 2014.

 (2)      The Series 27 Preferred Shares were issued on April 23, 2014, and are classified as liabilities on our Consolidated Balance Sheet.

Details on share capital are outlined in Note 20 to the audited consolidated financial statements on page 163 of BMO’s 2013 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12 • BMO Financial Group Second Quarter Report 2014

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2014.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the second quarter of 2014 totalled $138 million, up from $85 million in the first quarter of 2014 and $71 million in the second quarter of 2013.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income (teb)	1,764	1,800	1,668	3,564	3,378
Non-interest revenue	559	550	529	1,109	1,065
Total revenue (teb)	2,323	2,350	2,197	4,673	4,443
Provision for credit losses	183	160	208	343	368
Non-interest expense	1,282	1,314	1,225	2,596	2,462
Income before income taxes	858	876	764	1,734	1,613
Income taxes (teb)	223	226	192	449	415
Reported net income	635	650	572	1,285	1,198
Adjusted net income	649	664	586	1,313	1,228

Net income growth (%)	11.2	3.8	0.7	7.3	3.2
Revenue growth (%)	5.8	4.6	(0.4)	5.2	(1.1)
Non-interest expense growth (%)	4.7	6.3	1.0	5.5	(0.8)
Return on equity (%)	16.2	16.4	16.7	16.3	17.5
Adjusted return on equity (%)	16.5	16.8	17.1	16.7	17.9
Operating leverage (%)	1.1	(1.7)	(1.4)	(0.3)	(0.3)
Adjusted operating leverage (%)	0.9	(2.0)	(1.9)	(0.5)	(0.7)
Efficiency ratio (%) (teb)	55.2	55.9	55.8	55.6	55.4
Adjusted efficiency ratio (%) (teb)	54.4	55.1	54.8	54.7	54.5
Net interest margin on average earning assets (%) (teb)	2.90	2.93	3.03	2.91	3.04
Average earning assets ($ billions)	249.8	244.0	225.9	246.8	223.8
Average current loans and acceptances ($ billions)	247.4	242.1	223.7	244.7	221.5
Average deposits ($ billions)	187.8	186.0	172.8	186.9	171.2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

BMO Financial Group Second Quarter Report 2014 • 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income (teb)	1,150	1,194	1,085	2,344	2,208
Non-interest revenue	410	408	388	818	768
Total revenue (teb)	1,560	1,602	1,473	3,162	2,976
Provision for credit losses	133	141	153	274	281
Non-interest expense	784	813	764	1,597	1,544
Income before income taxes	643	648	556	1,291	1,151
Provision for income taxes (teb)	163	164	135	327	283
Reported net income	480	484	421	964	868
Adjusted net income	482	486	422	968	872

Personal revenue	1,029	1,057	977	2,086	1,972
Commercial revenue	531	545	496	1,076	1,004
Net income growth (%)	14.3	8.2	(1.6)	11.1	0.7
Revenue growth (%)	6.0	6.5	(0.1)	6.2	(0.1)
Non-interest expense growth (%)	2.7	4.2	3.2	3.5	2.1
Operating leverage (%)	3.3	2.3	(3.3)	2.7	(2.2)
Efficiency ratio (%) (teb)	50.2	50.8	51.8	50.5	51.9
Net interest margin on average earning assets (%) (teb)	2.58	2.61	2.64	2.60	2.67
Average earning assets ($ billions)	182.9	181.2	168.2	182.0	166.7
Average current loans and acceptances ($ billions)	187.2	185.6	171.8	186.3	170.2
Average deposits ($ billions)	123.0	122.5	112.2	122.7	111.2

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2014 vs Q2 2013

Canadian P&C net income of $480 million increased $59 million or 14% from a year ago. Revenue increased $87 million or 6% from the prior year due to strong balance and fee volumes, partially offset by the impact of lower net interest margin. Net interest margin decreased 6 basis points to 2.58% as a result of changes in mix. Operating leverage at 3.3% was very strong, and was above 2% for the third consecutive quarter.

In the personal banking segment, revenue increased $52 million year over year due to the impact of higher balance and fee volumes, partially offset by lower net interest margin. Total personal lending balances (excluding retail cards) increased 9% year over year. Personal deposit balances increased 10% mainly due to increased term deposits.

In the commercial banking segment, revenue increased $35 million due to the effects of higher balance and fee volumes, partially offset by the impact of lower net interest margin. Commercial loan balances (excluding corporate cards) increased 10% year over year, while commercial deposit balances grew 9%.

Provisions for credit losses fell $20 million or 13% due to a decrease in provisions in both the commercial and consumer portfolios. Non-interest expense increased $20 million or 3% due to continued investment in the business.

Average current loans and acceptances increased $15.4 billion or 9% from a year ago, and deposits increased $10.8 billion or 10%.

Q2 2014 vs Q1 2014

Net income decreased by $4 million from last quarter due to three fewer days in the quarter, largely offset by lower expenses and lower provisions for credit losses. Revenue decreased $42 million or 3% primarily due to fewer days. Net interest margin decreased 3 basis points as a result of changes in mix, including loans growing faster than deposits.

Personal revenue decreased $28 million and commercial revenue decreased $14 million, mainly due to three fewer days in the quarter.

Provisions for credit losses decreased $8 million, as a decrease in the commercial portfolio was partially offset by an increase in the consumer portfolio. Non-interest expense decreased $29 million or 4% mainly due to lower employee-related costs, including fewer days and the cost of stock-based compensation for employees that are eligible to retire that is expensed in the first quarter of each year.

Average current loans and acceptances increased $1.6 billion or 1% from the previous quarter, while deposits were $0.5 billion higher.

Q2 YTD 2014 vs Q2 YTD 2013

Net income increased $96 million or 11% year to date. Revenue increased $186 million or 6% due to higher balance and fee volumes, partially offset by the impact of lower net interest margin. Operating leverage was strong at 2.7%.

Provisions for credit losses decreased $7 million as lower consumer provisions were partially offset by higher provisions in the commercial portfolio. Non-interest expense increased $53 million or 3% due to continued investment in the business.

Average current loans and acceptances increased $16.2 billion or 10%, while deposits increased $11.5 billion or 10%. The rates of year-to-date loan and deposit growth were both higher than last year’s levels.

14 • BMO Financial Group Second Quarter Report 2014

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income (teb)	557	561	573	1,118	1,162
Non-interest revenue	134	132	138	266	295
Total revenue (teb)	691	693	711	1,384	1,457
Provision for credit losses	45	18	53	63	86
Non-interest expense	451	464	453	915	912
Income before income taxes	195	211	205	406	459
Provision for income taxes (teb)	55	58	57	113	131
Reported net income	140	153	148	293	328
Adjusted net income	151	164	159	315	353

Net income growth (%)	(5.5)	(14.8)	5.1	(10.6)	9.8
Adjusted net income growth (%)	(5.9)	(15.0)	2.2	(10.8)	6.8
Revenue growth (%)	(2.6)	(7.2)	(3.7)	(5.0)	(3.6)
Non-interest expense growth (%)	(0.4)	1.1	(4.8)	0.4	(5.7)
Adjusted non-interest expense growth (%)	0.3	2.0	(4.0)	1.1	(5.0)
Operating leverage (%)	(2.2)	(8.3)	1.1	(5.4)	2.1
Adjusted operating leverage (%)	(2.9)	(9.2)	0.3	(6.1)	1.4
Efficiency ratio (%) (teb)	65.3	67.0	63.8	66.1	62.6
Adjusted efficiency ratio (%) (teb)	63.1	64.6	61.3	63.8	60.0
Net interest margin on average earning assets (%) (teb)	3.76	3.83	4.10	3.80	4.11
Average earning assets ($ billions)	60.7	58.1	56.7	59.4	56.7
Average current loans and acceptances ($ billions)	54.6	52.4	51.0	53.5	51.0
Average deposits ($ billions)	58.8	58.9	59.5	58.8	59.6

(Canadian $ equivalent in millions, except as noted)
Net interest income (teb)	614	606	583	1,220	1,170
Non-interest revenue	149	142	141	291	297
Total revenue (teb)	763	748	724	1,511	1,467
Provision for credit losses	50	19	55	69	87
Non-interest expense	498	501	461	999	918
Income before income taxes	215	228	208	443	462
Provision for income taxes (teb)	60	62	57	122	132
Reported net Income	155	166	151	321	330
Adjusted net income	167	178	164	345	356
Average earning assets ($ billions)	66.9	62.8	57.7	64.8	57.1
Average current loans and acceptances ($ billions)	60.2	56.6	51.9	58.4	51.3
Average deposits ($ billions)	64.9	63.6	60.6	64.2	60.0

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2014 vs Q2 2013 (in US$)

Net income of $140 million and adjusted net income of $151 million decreased $8 million or 6% from the second quarter a year ago.

Revenue of $691 million decreased $20 million or 3% from the prior year as the benefits from strong commercial loan growth were more than offset by lower net interest margin and reduced gains on sales of newly originated mortgages. Net interest margin decreased by 34 basis points to 3.76% primarily driven by a decline in loan spreads due to competitive pricing, changes in mix including loans growing faster than deposits, and lower deposit spreads in a low-rate environment.

Provisions for credit losses were $45 million, down $8 million due to lower provisions in the consumer portfolio, partially offset by higher provisions in the commercial portfolio. Non-interest expense of $451 million and adjusted non-interest expense of $436 million were essentially unchanged.

Average current loans and acceptances increased $3.6 billion or 7% year over year to $54.6 billion. There was continued strong double-digit growth in the core commercial and industrial loan portfolio, increasing $4.2 billion from a year ago to $26.3 billion. In addition, there was year-over-year growth in our indirect auto and commercial real estate portfolios. As expected, there were decreases in certain loan portfolios, including our mortgage loan portfolio, due to the effects of our continued practice of selling most mortgage originations. Average deposits of $58.8 billion decreased $0.7 billion year over year, due to growth in our commercial business and personal chequing balances being more than offset by a planned reduction in higher-cost time deposit balances, in addition to a transfer of certain customer balances to Wealth Management at the beginning of the current year.

Q2 2014 vs Q1 2014 (in US$)

Net income and adjusted net income decreased $13 million or 8% from the prior quarter as the benefits of lower expenses were more than offset by increased provisions for credit losses and fewer days.

Revenue was stable, despite the impact of fewer days, due to strong commercial loan growth, net of lower mortgage-related non-interest revenue. Strong commercial loan growth in the quarter was the primary driver of the 7 basis point decline in net interest margin. Loan and deposit spreads remain stable.

Provisions for credit losses increased by $27 million, due to increases in the commercial portfolio from the low levels in the first quarter. Non-interest expense decreased $13 million or 3%. Adjusted non-interest expense decreased $12 million or 2% mainly due to the cost of stock-based compensation for employees that are eligible to retire that is expensed in the first quarter of each year, and other declines reflecting a continued focus on productivity, net of costs associated with regulatory change.

BMO Financial Group Second Quarter Report 2014 • 15

Average current loans and acceptances increased by $2.2 billion or 4% from the prior quarter, our sixth consecutive quarter of positive growth. Average deposits remain relatively unchanged, as growth in chequing balances was offset by planned declines in higher-cost time deposit balances.

Q2 YTD 2014 vs Q2 YTD 2013 (in US$)

Net income of $293 million decreased $35 million or 11%. Adjusted net income of $315 million decreased $38 million or 11% primarily due to lower revenue.

Revenue decreased $73 million or 5% to $1,384 million. The benefits of strong growth in commercial loans were more than offset by the effect of lower net interest margin and reduced gains on sales of newly originated mortgages. Net interest margin decreased by 31 basis points to 3.80%, primarily driven by a decline in loan spreads due to a competitive pricing, changes in mix including loans growing faster than deposits, and lower deposit spreads in a low-rate environment.

Provisions for credit losses of $63 million decreased $23 million year over year. Non-interest expense of $915 million increased $3 million. Adjusted non-interest expense of $884 million increased $10 million or 1%. We continue to focus on productivity while making selective investments in the business and responding to regulatory change.

Average current loans and acceptances of $53.5 billion increased $2.5 billion or 5% from the prior year, while deposits of $58.8 billion decreased $0.8 billion.

Adjusted results in the foregoing U.S. P&C sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

16 • BMO Financial Group Second Quarter Report 2014

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income (teb)	135	140	133	275	269
Non-interest revenue	743	727	630	1,470	1,272
Total revenue (teb)	878	867	763	1,745	1,541
Provision for (recovery of) credit losses	2	(1)	1	1	3
Non-interest expense	630	644	587	1,274	1,158
Income before income taxes	246	224	175	470	380
Provision for income taxes (teb)	52	49	35	101	78
Reported net income	194	175	140	369	302
Adjusted net income	200	183	147	383	315

Net income growth (%)	38.4	7.7	(5.2)	21.9	19.3
Adjusted net income growth (%)	36.1	8.3	(3.9)	21.2	19.5
Revenue growth (%)	15.0	11.4	2.7	13.2	7.1
Non-interest expense growth (%)	7.2	12.9	6.2	10.0	4.4
Adjusted non-interest expense growth (%)	7.4	12.7	6.0	10.0	4.1
Return on equity (%)	23.8	20.8	19.7	22.3	21.4
Adjusted return on equity (%)	24.6	21.7	20.7	23.1	22.3
Operating leverage (%)	7.8	(1.5)	(3.5)	3.2	2.7
Adjusted operating leverage (%)	7.6	(1.3)	(3.3)	3.2	3.0
Efficiency ratio (%) (teb)	71.7	74.3	77.0	73.0	75.1
Adjusted efficiency ratio (%) (teb)	70.7	73.1	75.8	71.9	74.0
Net interest margin on average earning assets (%) (teb)	2.64	2.73	2.83	2.68	2.85
Average earning assets ($ billions)	20.9	20.4	19.4	20.7	19.1
Average current loans and acceptances ($ billions)	12.8	12.6	11.8	12.7	11.6
Average deposits ($ billions)	24.8	25.2	23.3	25.0	22.5

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	176	178	176	354	349
Non-interest expense	148	157	147	305	292
Reported net income	19	17	20	36	38
Adjusted net income	24	22	26	46	49
Average earning assets ($ billions)	3.0	2.9	2.6	3.0	2.6
Average current loans and acceptances ($ billions)	2.6	2.5	2.5	2.6	2.5
Average deposits ($ billions)	5.7	5.9	5.1	5.8	5.0

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2014 vs Q2 2013

Wealth Management produced strong results for the quarter. Net income of $194 million increased $54 million or 38% from a year ago. Adjusted net income of $200 million increased $53 million or 36%. Adjusted net income in traditional wealth was $139 million, up $27 million or 23% from strong growth in client assets. Adjusted net income in insurance was $61 million, up $26 million from a year ago, as the prior year was impacted by unfavourable movements in long-term interest rates. The underlying insurance businesses continued to perform well.

Revenue was $878 million, up $115 million or 15% from a year ago. Revenue in traditional wealth was $776 million, up $76 million or 11% due to higher revenue across all businesses driven by strong growth in client assets. Insurance revenue was $102 million, up $39 million or 63% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $15 million or 2%.

Non-interest expense was $630 million, up $43 million or 7% from a year ago. Adjusted non-interest expense was $621 million, up $42 million or 7% primarily due to higher revenue-based costs. The stronger U.S. dollar increased adjusted expense by $12 million or 2%.

Assets under management and administration grew by $91 billion or 17% from a year ago to $612 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Q2 2014 vs Q1 2014

Net income was up $19 million or 11% and adjusted net income was up $17 million or 10% from the first quarter. Adjusted net income in traditional wealth was up $16 million or 14%. Adjusted net income in insurance was up $1 million or 2%.

Revenue increased $11 million or 1%. Revenue in traditional wealth increased $8 million or 1%, despite three fewer days in the current quarter, driven by growth in client assets. Insurance revenue increased $3 million or 2%.

Non-interest expense decreased $14 million or 2%. Adjusted non-interest expense decreased $13 million or 2%, as the prior quarter included the impact of stock-based compensation for employees that are eligible to retire, partially offset by higher revenue-based costs in the current quarter.

Assets under management and administration grew by $15 billion or 2% primarily due to market appreciation and growth in new client assets.

BMO Financial Group Second Quarter Report 2014 • 17

Q2 YTD 2014 vs Q2 YTD 2013

Net income was $369 million, up $67 million or 22% from a year ago. Adjusted net income was $383 million, up $68 million or 21%. Adjusted net income in traditional wealth was $262 million, up $46 million or 20%. Adjusted net income in insurance was $121 million, up $22 million or 23% from a year ago as the prior year was impacted by unfavourable movements in long-term interest rates. There was continued growth in both the creditor and life insurance underlying businesses.

Revenue was $1,745 million, up $204 million or 13% from a year ago. Revenue in traditional wealth was $1,544 million, up $166 million or 12% due to higher revenue across all businesses driven by strong growth in client assets and increased transaction volumes. Insurance revenue was $201 million, up $38 million or 23% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $30 million or 2%.

Non-interest expense was $1,274 million, an increase of $116 million or 10%. Adjusted non-interest expense was $1,255 million, an increase of $114 million or 10% due to higher revenue-based costs and higher support costs. The stronger U.S. dollar increased adjusted expenses by $25 million or 2%.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 • BMO Financial Group Second Quarter Report 2014

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income (teb)	328	261	289	589	578
Non-interest revenue	625	713	551	1,338	1,157

Total revenue (teb)	953	974	840	1,927	1,735
Recovery of credit losses	(4)	(1)	(6)	(5)	(21)
Non-interest expense	581	609	511	1,190	1,035

Income before income taxes	376	366	335	742	721
Provision for income taxes (teb)	71	89	74	160	162

Reported net income	305	277	261	582	559

Adjusted net income	306	277	262	583	560

Trading Products revenue	599	590	544	1,189	1,080
Investment and Corporate Banking revenue	354	384	296	738	655
Net income growth (%)	17.0	(7.2)	17.0	4.1	27.7
Revenue growth (%)	13.6	8.8	7.0	11.1	11.7
Non-interest expense growth (%)	13.6	16.3	7.4	14.9	7.0
Return on equity (%)	20.8	18.8	18.3	19.8	19.4
Operating leverage (%)	-	(7.5)	(0.4)	(3.8)	4.7
Efficiency ratio (%) (teb)	61.0	62.5	61.0	61.8	59.7
Net interest margin on average earning assets (%) (teb)	0.59	0.48	0.59	0.53	0.58
Average earning assets ($ billions)	227.2	217.0	202.2	222.0	201.6
Average assets ($ billions)	265.2	255.2	251.0	260.1	252.0
Average current loans and acceptances ($ billions)	30.4	27.9	25.5	29.1	24.7
Average deposits ($ billions)	137.6	130.9	123.3	134.2	120.7

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	295	348	262	643	549
Non-interest expense	224	229	206	453	415
Reported net income	63	88	47	151	131
Average earning assets ($ billions)	82.5	75.6	81.4	79.0	77.6
Average assets ($ billions)	92.5	86.3	99.3	89.3	96.7
Average current loans and acceptances ($ billions)	9.6	9.0	9.3	9.3	9.0
Average deposits ($ billions)	60.8	55.4	65.0	58.0	62.6

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2014 vs Q2 2013

Net income of $305 million increased $44 million or 17% from a year ago, supported by good revenue growth across the businesses and a more favourable tax rate. Return on equity of 20.8% was strong, up from 18.3% in the prior year.

Revenue increased $113 million or 14% year over year. Investment and Corporate Banking revenue increased, driven by higher securities gains, loan growth in corporate banking and debt and equity underwriting fees. In Trading Products, revenues increased from equity and foreign exchange trading, which benefited from increased client volumes and good market conditions. This more than offset lower client activity levels and a softer market environment in interest rate trading. The stronger U.S. dollar increased revenue by $25 million or 3% relative to the same period a year ago.

Recoveries of credit losses were lower by $2 million compared to the prior year. Non-interest expense increased $70 million or 14% due to higher employee-related expenses and increased support costs, driven by a changing business and regulatory environment. The stronger U.S. dollar increased expense by $19 million or 4% relative to the same period a year ago.

Q2 2014 vs Q1 2014

Net income increased $28 million or 10% from the previous quarter as lower revenue was more than offset by lower expenses and a more favourable tax rate. Revenue decreased $21 million or 2% as Investment and Corporate Banking revenue declined due to lower investment banking fees, as well as lower securities gains. Revenue in Trading Products increased from equity and foreign exchange trading, which benefited from increased client volumes and good market conditions. This was partially offset by lower client activity levels and a softer market environment in interest rate trading.

Recoveries of credit losses were higher by $3 million compared to the prior quarter. Non-interest expense decreased $28 million or 5% from the previous quarter, driven by lower employee-related expenses, including severance and stock-based compensation for employees that are eligible to retire that is expensed in the first quarter of each year.

YTD Q2 2014 vs YTD Q2 2013

Net income of $582 million increased $23 million or 4% from the prior year. Revenue increased $192 million or 11% due to good revenue performance across the businesses, and in particular from our U.S. segment. Investment and Corporate Banking businesses performed well, driven by higher securities gains in both corporate banking and merchant banking activities, higher equity and debt underwriting fees and stronger lending revenues. Trading Products businesses earned higher trading revenues, driven by higher equity and foreign exchange trading, as well as increased securities commissions and fees. The stronger U.S. dollar increased revenue by $55 million or 3% relative to the same period a year ago.

Recoveries of credit losses were lower by $16 million due to a combination of lower recoveries and new provisions. Non-interest expense increased $155 million or 15% due to higher employee-related expenses, including severance, and increased support costs, both driven by a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $38 million or 4% relative to the same period a year ago.

BMO Financial Group Second Quarter Report 2014 • 19

Corporate Services, Including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Net interest income before group teb offset	(26)	(3)	110	(29)	287
Group teb offset	(138)	(85)	(71)	(223)	(135)

Net interest income (teb)	(164)	(88)	39	(252)	152
Non-interest revenue	51	19	54	70	54

Total revenue (teb)	(113)	(69)	93	(182)	206
Recovery of credit losses	(19)	(59)	(59)	(78)	(28)
Non-interest expense	101	117	227	218	465

Loss before income taxes	(195)	(127)	(75)	(322)	(231)
Recovery of income taxes (teb)	(137)	(86)	(64)	(223)	(170)

Reported net loss	(58)	(41)	(11)	(99)	(61)

Adjusted Results
Adjusted net interest income before group teb offset	(26)	(3)	(65)	(29)	(100)
Group teb offset	(138)	(85)	(71)	(223)	(135)

Adjusted net interest income (teb)	(164)	(88)	(136)	(252)	(235)
Adjusted non-interest revenue	51	19	44	70	36

Adjusted total revenue (teb)	(113)	(69)	(92)	(182)	(199)
Adjusted recovery of credit losses	(19)	(59)	(94)	(78)	(145)
Adjusted non-interest expense	101	117	92	218	235
Adjusted net loss	(58)	(41)	(11)	(99)	(90)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(3)	14	2	11	(3)
Interest on impaired loans	8	10	11	18	24
Purchased credit impaired loans	(45)	(117)	(107)	(162)	(166)
Purchased performing loans	21	34	-	55	-

Recovery of credit losses, adjusted basis	(19)	(59)	(94)	(78)	(145)
Collective provision	-	-	(30)	-	(30)
Purchased performing loans	-	-	65	-	147

Recovery of credit losses, reported basis	(19)	(59)	(59)	(78)	(28)

Average loans and acceptances	487	563	1,068	525	1,129
Period-end loans and acceptances	399	559	995	399	995

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(18)	(23)	77	(41)	203
Recovery of credit losses	(23)	(48)	(79)	(71)	(55)
Non-interest expense	49	13	89	62	228
Provision for (recovery of) income taxes (teb)	(25)	(5)	34	(30)	4

Reported net income (loss)	(19)	17	33	(2)	26
Adjusted total revenue (teb)	(18)	(23)	(96)	(41)	(182)
Adjusted recovery of credit losses	(18)	(57)	(93)	(75)	(148)
Adjusted non-interest expense	49	13	30	62	77
Adjusted net income (loss)	(22)	22	(29)	-	(61)

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in 2013 and prior reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section.

20 • BMO Financial Group Second Quarter Report 2014

Financial Performance Review

Q2 2014 vs Q2 2013

Corporate Services reported and adjusted net loss for the second quarter of 2014 was $58 million, compared with a reported and adjusted net loss of $11 million a year ago. The decline was primarily due to lower recoveries on the purchased credit impaired loan portfolio.

Q2 2014 vs Q1 2014

Reported and adjusted net loss for the second quarter of 2014 was $58 million, compared with a reported and adjusted net loss of $41 million in the first quarter of 2014. The decline was primarily due to lower recoveries on the purchased credit impaired loan portfolio, partly offset by lower expenses.

YTD Q2 2014 vs YTD Q2 2013

Corporate Services reported and adjusted net loss for the year to date was $99 million, compared with a reported net loss of $61 million and an adjusted net loss of $90 million a year ago. Adjusted results were lower due to a lower net recovery of credit losses, mainly due to specific provisions in respect of the purchased performing loan portfolio, partly offset by better revenues and lower expenses.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2014 • 21

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 16 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Net economic profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital, and is considered a reasonable measure of added economic value.

Non-GAAP Measures	Table 16

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q2-2013	YTD-2014	YTD-2013

Reported Results

Revenue	4,041	4,122	3,893	8,163	7,925
Provision for credit losses	(162)	(99)	(144)	(261)	(322)
Non-interest expense	(2,594)	(2,684)	(2,550)	(5,278)	(5,120)

Income before income taxes	1,285	1,339	1,199	2,624	2,483
Provision for income taxes	(209)	(278)	(237)	(487)	(485)

Net Income	1,076	1,061	962	2,137	1,998
EPS ($)	1.60	1.58	1.40	3.18	2.91

Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	119	-	247
Acquisition integration costs (2)	-	-	(50)	-	(142)
Amortization of acquisition-related intangible assets (3)	(28)	(31)	(31)	(59)	(62)
Decrease (increase) in the collective allowance for credit losses	-	-	22	-	22
Run-off structured credit activities (4)	-	-	6	-	13
Restructuring costs (5)	-	-	(82)	-	(82)

Adjusting items included in reported pre-tax income	(28)	(31)	(16)	(59)	(4)

Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	-	73	-	152
Acquisition integration costs (2)	-	-	(31)	-	(88)
Amortization of acquisition-related intangible assets (3)	(21)	(22)	(22)	(43)	(44)
Decrease (increase) in the collective allowance for credit losses	-	-	11	-	11
Run-off structured credit activities (4)	-	-	6	-	13
Restructuring costs (5)	-	-	(59)	-	(59)

Adjusting items included in reported net income after tax	(21)	(22)	(22)	(43)	(15)
Impact on EPS ($)	(0.03)	(0.03)	(0.04)	(0.06)	(0.03)

Adjusted Results
Revenue	4,041	4,122	3,708	8,163	7,520
Provision for credit losses	(162)	(99)	(109)	(261)	(205)
Non-interest expense	(2,566)	(2,653)	(2,384)	(5,219)	(4,828)

Income before income taxes	1,313	1,370	1,215	2,683	2,487
Provision for income taxes	(216)	(287)	(231)	(503)	(474)

Adjusted net income	1,097	1,083	984	2,180	2,013
EPS ($)	1.63	1.61	1.44	3.24	2.94

*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts:
Revenue	-	-	176	-	386
Provision for credit losses	-	-	(57)	-	(139)

Increase in pre-tax income	-	-	119	-	247
Provision for income taxes	-	-	(46)	-	(95)

Increase in reported net income after tax	-	-	73	-	152

(1)	Adjusting items are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses have been designated as adjusting items because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. They were charged to the non-interest expense of the operating groups as follows:
–	in the second quarter of 2014: Canadian P&C $2 million before and after tax; U.S. P&C $16 million ($12 million after tax); Wealth Management $9 million ($6 million after tax); and BMO Capital Markets $1 million before and after tax.
–	in the first quarter of 2014: Canadian P&C $3 million ($2 million after tax); U.S. P&C $18 million ($12 million after tax); and Wealth Management $10 million ($8 million after tax).
–	in the second quarter of 2013: Canadian P&C $3 million before tax ($1 million after tax); U.S. P&C $19 million ($13 million after tax); Wealth Management $8 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.
–	for year-to-date 2014: Canadian P&C $5 million before tax ($4 million after tax); U.S. P&C $34 million ($24 million after tax); Wealth Management $19 million ($14 million after tax); and BMO Capital Markets $1 million before and after tax.
–	for year-to-date 2013: Canadian P&C $6 million before tax ($4 million after tax); U.S. P&C $38 million ($26 million after tax); Wealth Management $17 million ($13 million after tax); and BMO Capital Markets $1 million before and after tax.
(4)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.
(5)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity.

22 • BMO Financial Group Second Quarter Report 2014

Summary Quarterly Earnings Trends (1)	Table 17

(Canadian $ in millions, except as noted)	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012

Total revenue	4,041	4,122	4,138	4,000	3,893	4,032	4,129	3,827
Provision for credit losses – specific (see below)	162	99	189	56	174	178	216	229
Provision for (recovery of) credit losses – collective	-	-	-	20	(30)	-	(24)	8
Non-interest expense	2,594	2,684	2,580	2,526	2,550	2,570	2,679	2,457
Reported net income (see below)	1,076	1,061	1,074	1,123	962	1,036	1,073	962
Adjusted net income (see below)	1,097	1,083	1,088	1,122	984	1,029	1,116	1,005

Basic earnings per share ($)	1.61	1.58	1.60	1.67	1.41	1.51	1.57	1.41
Diluted earnings per share ($)	1.60	1.58	1.60	1.66	1.40	1.51	1.57	1.41
Adjusted diluted earnings per share ($)	1.63	1.61	1.62	1.66	1.44	1.50	1.64	1.47
Net interest margin on average earning assets (%)	1.59	1.62	1.69	1.78	1.82	1.87	1.86	1.90
Adjusted net interest margin on average earning assets (%)	1.59	1.62	1.60	1.65	1.67	1.70	1.70	1.72
Effective income tax rate (%)	16.2	20.8	21.6	19.7	19.8	19.3	14.7	15.1
Adjusted effective income tax rate (%)	16.5	20.9	21.5	19.2	19.0	19.0	17.1	16.0
Canadian/U.S. dollar exchange rate (average)	1.10	1.08	1.04	1.04	1.02	1.00	0.99	1.02

Provision for credit losses – specific
Canadian P&C	133	141	166	125	153	128	146	146
U.S. P&C	50	19	96	40	55	32	75	76

Personal and Commercial Banking	183	160	262	165	208	160	221	222
Wealth Management	2	(1)	1	(1)	1	2	11	5
BMO Capital Markets	(4)	(1)	(17)	2	(6)	(15)	(4)	-
Corporate Services, including T&O	(19)	(59)	(57)	(110)	(29)	31	(12)	2

BMO Financial Group provision for credit losses – specific	162	99	189	56	174	178	216	229

Reported net income:
Canadian P&C	480	484	458	486	421	447	436	452
U.S. P&C	155	166	102	149	151	179	135	136

Personal and Commercial Banking	635	650	560	635	572	626	571	588
Wealth Management	194	175	311	217	140	162	164	110
BMO Capital Markets	305	277	217	268	261	298	307	240
Corporate Services, including T&O	(58)	(41)	(14)	3	(11)	(50)	31	24

BMO Financial Group net income	1,076	1,061	1,074	1,123	962	1,036	1,073	962

Adjusted net income:
Canadian P&C	482	486	461	489	422	450	438	455
U.S. P&C	167	178	114	161	164	192	151	152

Personal and Commercial Banking	649	664	575	650	586	642	589	607
Wealth Management	200	183	318	224	147	168	169	116
BMO Capital Markets	306	277	217	269	262	298	308	240
Corporate Services, including T&O	(58)	(41)	(22)	(21)	(11)	(79)	50	42

BMO Financial Group adjusted net income	1,097	1,083	1,088	1,122	984	1,029	1,116	1,005

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Earnings Trends

BMO’s quarterly earnings trends were reviewed in detail on pages 102 and 103 of BMO’s 2013 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 17 outlines summary results for the third quarter of fiscal 2012 through the second quarter of fiscal 2014. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have generally been stable to improving.

Canadian P&C had good results in recent quarters, building on the momentum generated from the latter half of 2013. Improved net income growth in the last four quarters was driven by good revenue, while operating leverage was greater than 2% the last three quarters. Revenue growth was due to continued strong loan and deposit balance growth and moderating margin compression. Expenses have been well managed with moderate growth as a result of continued investment in the business.

Recent quarterly results in traditional wealth have been strong and have grown on a relatively consistent basis, driven by growth in client assets, better markets and a focus on productivity. The fourth quarter of 2013 included a large security gain. Quarterly results in insurance have been subject to variability, resulting primarily from changes in long-term interest rates and investment portfolio changes.

Building on the momentum at the tail-end of 2012 and improving results through 2013, BMO Capital Markets has continued to show strength in the first half of 2014, benefiting from a consistent and diversified strategy and generally favourable market conditions. BMO Capital Markets has continued to build on the success of 2013, delivering good performance with higher revenue contributing to an overall strong net income performance over the last two consecutive quarters across both the Investment and Corporate Banking and Trading Products businesses.

BMO Financial Group Second Quarter Report 2014 • 23

U.S. P&C had strong results in the first quarter of 2013 and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year, offsetting lower margins and balances in certain portfolios. Results in the fourth quarter of 2013 were negatively impacted by above trend provisions for credit losses. Results improved in the first quarter of 2014, primarily driven by reductions in provisions for credit losses. Results in the second quarter of 2014 were stable. Net interest margin has declined relative to 2012, primarily due to lower loan spreads due to competitive pricing and a decline in deposit spreads given the low-rate environment.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services, and recoveries of credit losses on the purchased credit impaired loan portfolio. Reduced recoveries in the first quarter of 2013 together with lower revenue and increased expenses lowered Corporate Services results that quarter. These recoveries increased in the last three quarters of 2013 and first quarter of 2014, increasing net income, and then decreased in the second quarter of 2014.

BMO’s PCL measured as a percentage of loans and acceptances has been trending lower in recent quarters relative to 2012, with the exception of an increase in the fourth quarter of 2013 and in the current quarter.

Fluctuations in exchange rates in 2012 and 2013 were subdued. The U.S. dollar strengthened significantly in the first half of 2014.

A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenue, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Balance Sheet

Total assets of $582.0 billion at April 30, 2014, increased $45.0 billion from October 31, 2013, including an $11.7 billion increase as a result of the stronger U.S. dollar. The increase primarily reflects growth in net loans and acceptances of $15.4 billion, securities borrowed or purchased under resale agreements of $12.2 billion, cash equivalents and interest bearing deposits with banks of $9.5 billion and securities of $8.8 billion. Other assets increased by a combined $0.5 billion, partly offset by a decrease in derivative financial assets of $1.4 billion.

The $15.4 billion increase in net loans and acceptances, included a $4.4 billion increase as a result of the stronger U.S. dollar. The remaining net loans and acceptances increase was primarily driven by loans to businesses and governments in the P&C businesses and BMO Capital Markets.

The $12.2 billion increase in securities borrowed or purchased under resale agreements is commensurate with the increase in securities lent or sold under repurchase agreements.

The $9.5 billion increase in cash, cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

The $8.8 billion increase in securities was primarily due to an increase in trading securities, reflecting higher client-driven activities.

The $1.4 billion decrease in derivative financial assets and the $1.7 billion decrease in derivative financial liabilities were primarily due to the decrease in the fair value of foreign exchange contracts.

Liabilities and equity increased $45.0 billion from October 31, 2013, including an $11.7 billion increase as a result of the stronger U.S. dollar. The change primarily reflects increases in deposits of $25.6 billion, securities lent or sold under repurchase agreements of $17.2 billion, securities sold but not yet purchased of $1.9 billion, shareholders’ equity of $1.7 billion, and all remaining liabilities and equity of $0.3 billion, partly offset by decreases in derivative financial liabilities of $1.7 billion.

The $25.6 billion increase in deposits included a $9.6 billion increase due to the stronger U.S. dollar. Business and government deposits increased $16.6 billion, including $6.8 billion driven by the stronger U.S. dollar, with the remainder primarily due to increased wholesale funding issuances. Deposits by banks increased $2.0 billion and deposits by individuals increased $7.0 billion, with $4.9 billion driven by increases in Canadian P&C and Wealth Management and the remainder driven by the impact of the stronger U.S. dollar.

Contractual obligations by year of maturity are outlined in Note 17 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The Bank’s policies and procedures for related party transactions did not materially change from October 31, 2013, as described in Note 27 to the audited consolidated financial statements on page 177 of BMO’s 2013 Annual Report.

24 • BMO Financial Group Second Quarter Report 2014

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on pages 65, 66 and 70 of BMO’s 2013 Annual Report as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended April 30, 2014.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2013, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the IASB, which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the Bank in the future, can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2014, and in Note 1 to the audited consolidated financial statements on pages 132 and 133 of BMO’s 2013 Annual Report.

Regulatory Developments

Regulators in Canada, the United States and elsewhere are very active on a number of fronts, including consumer protection, capital markets activities, anti-money laundering, and the oversight and strengthening of risk management. These regulatory reforms can impact our operations when they pose financial costs, for example from increasing capital and liquidity requirements and cost of compliance in terms of infrastructure, and our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent U.S. regulatory developments set out below. For a more comprehensive discussion of U.S. regulatory developments, see the U.S. Regulatory Developments section on page 69 of BMO’s 2013 Annual Report.

As a bank holding company with total consolidated assets of US$50 billion or more, our U.S. subsidiary BMO Financial Corp. (BFC) was subject to the 2014 Comprehensive Capital Analysis and Review (CCAR) rules and processes, under which BFC participated in the annual stress testing and capital planning exercise conducted by the Board of Governors of the Federal Reserve System (FRB). In late March 2014, BFC received FRB’s decision to not object, on either a quantitative or a qualitative basis, to the capital plan submitted in January 2014.

The FRB finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting.

The Office of the Comptroller of Currency issued for comment proposed guidelines for the design and implementation of a risk governance framework for large national banks, and board of director oversight of the framework’s design and implementation. As proposed, the guidelines would apply to our principal U.S. subsidiary bank, BMO Harris Bank N.A. (BHB), and establish specific roles and responsibilities focused on risk management for BHB’s front line units, risk management, internal audit, board and CEO.

The Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, was finalized in December 2013. The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have confirmed that banking entities, including BMO and certain subsidiaries, have until July 2015 to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

The Consumer Financial Protection Bureau, which enforces certain U.S. federal consumer finance laws, has stated that it will closely scrutinize indirect auto lenders to focus on compliance, including with fair lending laws.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2014 • 25

Select Financial Instruments

Pages 65 and 66 of BMO’s 2013 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2013 Annual Report, other than the expected maturity of the $1.05 billion of Series 2013 Apex Notes that occurred on December 30, 2013.

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 99 of BMO’s 2013 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Below are parts of our consolidated balance sheet that are subject to market risk, showing balances that are mainly subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	As at April 30, 2014				As at October 31, 2013
	Subject to Market Risk				Subject to Market Risk

(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non- traded risk (2)	Not subject to Market Risk	Consolidated Balance Sheet	Traded risk (1)	Non- traded risk (2)	Not subject to Market Risk	Main risk factors for non-traded risk balances

Assets
Cash and cash equivalents	35,082	-	35,082	-	26,089	-	26,089	-	Interest rate
Interest bearing deposits with banks	7,069	779	6,290	-	6,518	1,511	5,007	-	Interest rate
Securities
Trading (3)(4)	82,426	76,482	5,944	-	75,159	69,393	5,766	-	Interest rate, credit spread
Available-for-sale	51,883	30,788	21,095	-	53,710	27,817	25,893	-	Interest rate, credit spread
Held-to-maturity	9,318	-	9,318	-	6,032	-	6,032	-	Interest rate
Other	983	-	983	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	51,981	51,981	-	-	39,799	39,799	-	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	294,704	-	294,704	-	279,294	-	279,294	-	Interest rate, foreign exchange
Derivative instruments	28,859	27,943	916	-	30,259	29,484	775	-	Interest rate, foreign exchange
Other assets (4)	19,740	1,330	6,364	12,046	19,285	828	6,864	11,593	Interest rate

Total Assets	582,045	189,303	380,696	12,046	537,044	168,832	356,619	11,593

Liabilities
Deposits	394,007	7,241	386,766	-	368,369	5,928	362,441	-	Interest rate, foreign exchange
Derivative instruments	30,279	29,203	1,076	-	31,974	31,184	790	-	Interest rate, foreign exchange
Acceptances	9,906	-	9,906	-	8,472	-	8,472	-	Interest rate
Securities sold but not yet purchased	24,350	24,350	-	-	22,446	22,446	-	-	Interest rate
Securities lent or sold under repurchase agreements	46,125	46,125	-	-	28,884	28,884	-	-	Interest rate
Other liabilities (4)	40,088	1,999	37,872	217	41,724	2,176	39,003	545	Interest rate
Subordinated debt	3,965	-	3,965	-	3,996	-	3,996	-	Interest rate
Preferred share liability	493	-	493	-	-	-	-	-	Interest rate

Total Liabilities	549,213	108,918	440,078	217	505,865	90,618	414,702	545
(1)	Includes BMO’s balance sheet items subject to the trading and underwriting risk management framework.
(2)	Includes BMO’s balance sheet items subject to the structural balance sheet and insurance risk management framework.
(3)	Includes securities designated at fair value through profit or loss.
(4)	Includes balances relating to our insurance business.

26 • BMO Financial Group Second Quarter Report 2014

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) decreased over the quarter due to active portfolio rebalancing within our equity books, along with a reduction in levels of foreign exchange exposure. There was a partially offsetting decline in the overall diversification benefit. The available-for-sale (AFS) VaR remained relatively stable over the period. Total Trading Stressed VaR decreased mainly due to lower equity exposure broadly reflecting the changes in Trading VaR for the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural earnings exposure to falling interest rates primarily reflects the risk of prime-based loans repricing at lower rates. Economic value exposure to rising interest rates increased and earnings exposure to falling interest rates decreased primarily owing to reduced short-term asset sensitivity.

BMO’s market risk management practices and key measures are outlined on pages 87 to 91 of BMO’s 2013 Annual Report.

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 19

	For the quarter ended April 30, 2014				As at January 31, 2014	As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.8)	(0.7)	(0.9)	(0.6)	(0.5)	(0.4)
Equity VaR	(6.1)	(6.1)	(10.0)	(5.2)	(8.5)	(6.1)
Foreign exchange VaR	(0.9)	(1.7)	(3.5)	(0.6)	(2.1)	(0.5)
Interest rate VaR	(4.3)	(8.6)	(12.6)	(4.3)	(5.7)	(4.6)
Credit VaR	(5.3)	(5.7)	(6.4)	(5.2)	(5.6)	(5.0)
Diversification	8.6	11.1	nm	nm	10.8	7.5

Total Trading VaR	(8.8)	(11.7)	(14.4)	(8.6)	(11.6)	(9.1)

Total AFS VaR	(12.7)	(12.5)	(14.2)	(11.4)	(12.7)	(10.1)

*	Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary ($ in millions)* **	Table 20

	For the quarter ended April 30, 2014				As at January 31, 2014	As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(7.2)	(5.9)	(7.4)	(3.7)	(4.0)	(4.7)
Equity SVaR	(12.6)	(14.8)	(31.8)	(8.3)	(35.1)	(9.8)
Foreign exchange SVaR	(1.8)	(4.0)	(8.6)	(1.0)	(10.4)	(0.8)
Interest rate SVaR	(23.2)	(24.1)	(30.1)	(15.3)	(12.9)	(9.5)
Credit SVaR	(13.5)	(13.5)	(14.4)	(12.3)	(13.8)	(11.0)
Diversification	31.8	33.8	nm	nm	29.8	19.9

Total Trading SVaR	(26.5)	(28.5)	(37.2)	(22.3)	(46.4)	(15.9)

*	Stressed VaR is produced weekly.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 21

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)

(Canadian equivalent)	April 30, 2014	January 31, 2014	October 31, 2013	April 30, 2014	January 31, 2014	October 31, 2013

100 basis point increase	(649.3)	(500.3)	(503.1)	60.8	95.8	95.4
100 basis point decrease	354.1	301.7	340.1	(60.1)	(75.0)	(90.8)

200 basis point increase	(1,421.0)	(1,090.1)	(1,078.8)	85.0	158.8	158.1
200 basis point decrease	233.5	350.8	442.7	(71.3)	(102.9)	(113.7)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2014, results in an increase in earnings after tax of $67 million and an increase in before tax economic value of $384 million ($72 million and $368 million, respectively, at January 31, 2014; $81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at April 30, 2014, results in a decrease in earnings after tax of $57 million and a decrease in before tax economic value of $454 million ($61 million and $435 million, respectively, at January 31, 2014; $66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

BMO Financial Group Second Quarter Report 2014 • 27

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

Liquid and Unencumbered Assets

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements.

BMO’s liquid assets are summarized in Table 22 below. In the ordinary course of the bank’s day-to-day business activities, BMO may encumber a portion of cash and security holdings as collateral to support its trading activities and participation in clearing and payment systems. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO owned cash and securities and securities borrowed or purchased under resale agreements plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $170.5 billion at April 30, 2014, compared with $180.7 billion at January 31, 2014. The decrease in unencumbered liquid assets was primarily due to lower security balances. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s emergency lending assistance program, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 23 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 22

	As at April 30, 2014					As at January 31, 2014

(Canadian $ in millions)	Carrying Value/On Balance Sheet Assets (1)	Other Cash & Securities Received	Total Gross Assets (2)	Encumbered Assets	Net Unencumbered Assets (3)	Net Unencumbered Assets (3)

Cash and cash equivalents	35,082	-	35,082	1,434	33,648	32,731
Deposits in other banks	7,069	-	7,069	-	7,069	6,586
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral Development Banks	97,021	10,763	107,784	70,012	37,772	46,376
Mortgage-backed securities and collateralized mortgage obligations	15,109	610	15,719	589	15,130	13,343
Corporate debt	22,554	6,064	28,618	3,484	25,134	25,880
Corporate equity	61,907	16,863	78,770	42,170	36,600	41,463

Total securities and securities borrowed or purchased under resale agreements	196,591	34,300	230,891	116,255	114,636	127,062
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	15,565	-	15,565	461	15,104	14,296

Total liquid assets	254,307	34,300	288,607	118,150	170,457	180,675

Other assets eligible at central banks (not included above) (5)	101,959	-	101,959	461	101,498	99,948
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	356,266	34,300	390,566	118,611	271,955	280,623

(1)	The carrying values outlined in this table are consistent with the carrying values in the Bank’s balance sheet as at April 30, 2014.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities (MBS) that include BMO’s originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for collateral do not include other sources of additional liquidity that may be realized from the loan portfolio including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

28 • BMO Financial Group Second Quarter Report 2014

Asset Encumbrance (Canadian $ in millions)	Table 23

	Total Gross Assets (1)	Encumbered (2)		Net Unencumbered
As at April 30, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and bank deposits	42,151	-	1,434	423	40,294
Securities (5)	246,456	92,488	24,228	7,455	122,285
Loans and acceptances	279,139	37,138	1,954	138,549	101,498
Other assets
Derivative Instruments	28,859	-	-	28,859	-
Premises and equipment	2,172	-	-	2,172	-
Goodwill	3,994	-	-	3,994	-
Intangible assets	1,554	-	-	1,554	-
Current tax assets	800	-	-	800	-
Deferred tax assets	2,927	-	-	2,927	-
Other assets	8,293	-	-	8,293	-

Total other assets	48,599	-	-	48,599	-

Total assets	616,345	129,626	27,616	195,026	264,077

	Total Gross Assets (1)	Encumbered (2)		Net Unencumbered
As at January 31, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and bank deposits	40,698	-	1,381	416	38,901
Securities (5)	255,815	87,047	27,410	7,399	133,959
Loans and acceptances	274,121	37,835	1,957	134,381	99,948
Other assets
Derivative Instruments	37,502	-	-	37,502	-
Premises and equipment	2,220	-	-	2,220	-
Goodwill	4,052	-	-	4,052	-
Intangible assets	1,558	-	-	1,558	-
Current tax assets	1,030	-	-	1,030	-
Deferred tax assets	2,986	-	-	2,986	-
Other assets	8,346	-	-	8,346	-

Total other assets	57,694	-	-	57,694	-

Total assets	628,328	124,882	30,748	199,890	272,808

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $7.9 billion as at April 30, 2014, which include securities held in BMO’s insurance subsidiary, credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets be longer term (typically maturing in two to ten years) to better match the term to maturity for these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), and is aligned with the liquidity of the assets being funded. Trading assets are subject to haircuts in order to reflect the potential for lower market values and liquidity during times of market stress. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $230.4 billion at April 30, 2014, up from $227.9 billion at January 31, 2014. BMO also receives non-marketable deposits from corporate and non-financial institutional customers. These deposits totaled $29.2 billion as at April 30, 2014.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $162.2 billion at April 30, 2014, with $35.7 billion sourced as secured funding and $126.5 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24 below. BMO maintains a sizeable portfolio of unencumbered liquid assets totaling $170.5 billion as of April 30, 2014, that can be monetized to meet potential funding requirements, as described in the Liquid and Unencumbered Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO Financial Group Second Quarter Report 2014 • 29

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at April 30, 2014	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total

Deposits from banks (2)	11,244	4,718	817	22	16,801	-	-	16,801
Certificates of deposit and commercial paper	15,202	23,950	13,069	5,299	57,520	915	-	58,435
Bearer deposit notes	2,146	1,567	241	211	4,165	-	-	4,165
Asset-backed commercial paper (ABCP)	1,265	1,431	809	110	3,615	-	-	3,615
Senior unsecured medium-term notes	-	-	192	4,250	4,442	8,783	27,177	40,402
Senior unsecured structured notes	2	5	11	416	434	44	1,017	1,495
Covered bonds / Securitizations
Mortgage securitizations	-	-	318	1,844	2,162	1,391	12,786	16,339
Covered bonds	-	-	-	2,192	2,192	3,836	2,192	8,220
Credit card securitizations	-	-	-	42	42	1,307	3,621	4,970
Subordinated debt (3)	-	-	-	-	-	313	4,875	5,188
Other (4)	-	-	-	-	-	-	2,603	2,603

Total	29,859	31,671	15,457	14,386	91,373	16,589	54,271	162,233

Of which:
Secured	1,265	1,431	1,127	4,188	8,011	6,534	21,202	35,747
Unsecured	28,594	30,240	14,330	10,198	83,362	10,055	33,069	126,486

Total (5)	29,859	31,671	15,457	14,386	91,373	16,589	54,271	162,233

(1)	Wholesale funding excludes repo transactions and bankers acceptances, which are disclosed in the contractual maturity table in Note 17 of the unaudited interim consolidated financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading products activities, unsecured funding refers to funding through issuance of marketable, negotiable securities.
(3)	Although part of regulatory capital, subordinated debt is reported in this table in accordance with EDTF recommended disclosures.
(4)	Refers to Federal Home Loan Banks advances.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $54.4 billion and U.S.-dollar and other foreign-denominated funding of $107.8 billion as at April 30, 2014.

In November 2013, OSFI released a consultative document, Liquidity Adequacy Requirements (LAR) Guideline. The guideline outlines the approach and methodology for a number of liquidity metrics and tools that OSFI will use to monitor and assess the liquidity adequacy of banks, including the Liquidity Coverage Ratio (LCR), Net Cumulative Cash Flow and others. The guideline is expected to be finalized in the near term. Under the guideline, Canadian banks will be required to maintain a LCR above 100%, effective January 1, 2015.

In January 2014, the Basel Committee on Banking Supervision (BCBS) released a revised consultative document on the Net Stable Funding Ratio (NSFR). The industry provided feedback on the proposal to the BCBS in the second quarter of 2014. The NSFR is expected to be implemented on January 1, 2018.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 150 of BMO’s 2013 Annual Report.

The credit ratings assigned to BMO’s senior debt by the rating agencies are indicative of high-grade, high-quality issues. The ratings as at April 30, 2014, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+).

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2014, the bank would be required to provide additional collateral to counterparties totalling $91 million, $403 million and $559 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on pages 95 and 96 of BMO’s 2013 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Information and Cyber Security Risk section on page 79 and in the Operational Risk section on page 94 of BMO’s 2013 Annual Report.

30 • BMO Financial Group Second Quarter Report 2014

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 67, 68, 119 and 120 of BMO’s 2013 Annual Report. Our exposure to select countries of interest, as at April 30, 2014, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million. Our net portfolio exposures are summarized in Table 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. There has been limited change to our exposures compared with January 31, 2014, and October 31, 2013.

European Exposure by Country and Counterparty (11) (Canadian $ in millions)	Table 25

As at April 30, 2014

	Funded Lending (1)	Securities (2)(10)				Repo-Style Transactions and Derivatives (3)(4)				Total

Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	6	-	1	-	1	34	3	-	37	44
Italy	39	-	-	-	-	4	1	-	5	44
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	79	-	-	-	-	9	-	-	9	88

Total – GIIPS (6)	124	-	1	-	1	47	4	-	51	176

Eurozone (excluding GIIPS)
France	14	-	-	446	446	167	-	4	171	631
Germany	37	4	32	1,316	1,352	72	-	-	72	1,461
Netherlands	295	707	7	110	824	54	5	-	59	1,178
Other (7)	212	-	2	382	384	45	6	4	55	651

Total – Eurozone (excluding GIIPS) (8)	558	711	41	2,254	3,006	338	11	8	357	3,921

Rest of Europe
Denmark	7	560	-	163	723	-	-	-	-	730
Norway	14	1,214	2	-	1,216	-	-	-	-	1,230
Russian Federation	579	-	-	-	-	-	-	-	-	579
Sweden	71	270	-	-	270	6	-	-	6	347
Switzerland	140	1	2	-	3	8	-	-	8	151
United Kingdom	248	58	50	187	295	504	15	-	519	1,062
Other (7)	-	-	-	-	-	1	-	-	1	1

Total - Rest of Europe (8)	1,059	2,103	54	350	2,507	519	15	-	534	4,100

Total - All of Europe	1,741	2,814	96	2,604	5,514	904	30	8	942	8,197

As at January 31, 2014

	Funded Lending (1)	Securities (2)				Repo-Style Transactions and Derivatives (3)(4)				Total

Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

Total - GIIPS (6)	102	-	-	-	-	6	12	-	18	120

Total – Eurozone (excluding GIIPS) (8)	481	687	36	2,402	3,125	130	29	7	166	3,772

Total - Rest of Europe (8)	1,149	2,251	49	269	2,569	119	25	-	144	3,862

Total - All of Europe	1,732	2,938	85	2,671	5,694	255	66	7	328	7,754

As at October 31, 2013

	Funded Lending (1)	Securities (2)				Repo-Style Transactions and Derivatives (3)(4)				Total

Country	Total	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total	Net Exposure

Total - GIIPS (6)	79	-	-	-	-	5	2	-	7	86

Total – Eurozone (excluding GIIPS) (8)	462	626	42	2,111	2,779	113	6	1	120	3,361

Total - Rest of Europe (8)	956	2,058	40	674	2,772	153	19	-	172	3,900

Total - All of Europe	1,497	2,684	82	2,785	5,551	271	27	1	299	7,347

  Refer to footnotes in Table 26.

BMO Financial Group Second Quarter Report 2014 • 31

European Lending Exposure by Country and Counterparty (11) (Canadian $ in millions)	Table 26

	Lending (1)

	Funded Lending as at April 30, 2014			As at April 30, 2014		As at January 31, 2014		As at October 31, 2013

Country	Bank	Corporate	Sovereign (9)	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (5)	-	6	-	100	6	32	-	-	-
Italy	39	-	-	39	39	24	24	2	2
Portugal	-	-	-	-	-	-	-	-	-
Spain	79	-	-	89	79	88	78	77	77

Total – GIIPS	118	6	-	228	124	144	102	79	79

Eurozone (excluding GIIPS)
France	14	-	-	60	14	58	16	22	22
Germany	31	6	-	37	37	34	33	21	21
Netherlands	27	268	-	559	295	331	163	338	163
Other (7)	149	63	-	429	212	466	269	421	256

Total – Eurozone (excluding GIIPS)	221	337	-	1,085	558	889	481	802	462

Rest of Europe
Denmark	7	-	-	7	7	15	15	15	15
Norway	14	-	-	14	14	19	19	16	16
Russian Federation	552	27	-	579	579	639	639	476	476
Sweden	23	48	-	176	71	184	82	121	64
Switzerland	3	137	-	370	140	506	163	546	163
United Kingdom	136	112	-	397	248	386	231	485	222
Other (7)	-	-	-	-	-	-	-	-	-

Total – Rest of Europe	735	324	-	1,543	1,059	1,749	1,149	1,659	956

Total – All of Europe	1,074	667	-	2,856	1,741	2,782	1,732	2,540	1,497

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit.
(3)	Repo-style transactions are primarily with bank counterparties against which BMO holds collateral ($137 million for GIIPS, $9.5 billion for other Eurozone countries and $5.1 billion for the rest of Europe as at April 30, 2014).
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $5.5 billion as at April 30, 2014.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $86 million as at April 30, 2014.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $176 million, with $104 million unfunded commitments as at April 30, 2014.
(7)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland and Poland.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) as at April 30, 2014, totalled approximately $3.9 billion, of which 51% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 82% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $4.1 billion, of which 60% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Sovereign includes sovereign-backed bank cash products.
(10)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe is less than $150 million, with no net CDS exposure to GIIPS countries as at April 30, 2014.
(11)	Other exposures (including indirect exposures) not included in the tables as at April 30, 2014:
—	BMO also has exposure to entities in a number of European countries through our credit protection vehicle and U.S. customer securitization vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
–	BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on page 66 in BMO’s 2013 Annual Report, in the Credit Protection Vehicle section, this structure has first-loss protection and hedges are in place.
–	The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 4.2%, of its total notional exposure. The credit protection vehicle had notional exposure to five of the other 12 countries that share the euro currency. This exposure represented 11.8% of total notional exposure, of which 79% was rated investment grade by both S&P and Moody’s. The notional exposure to the rest of Europe was 15.1% of total notional exposure, with 89% rated investment grade by S&P (83% by Moody’s). The vehicle benefits from significant risk loss protection and as a result residual credit risk is very low.
–	BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.14% represents loans or securities originated by entities in Europe. At quarter end, exposure to Spain was the largest component at 0.06%. Exposure to Luxembourg was approximately 0.04%, and there was no exposure to Italy, Ireland, Greece or Portugal.
—	BMO has exposure to European supranational institutions totalling $0.2 billion, predominantly in the form of tradable cash products.
—	BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €1,216 million in securities issued by entities in European countries, of which €43 million was held in securities related to GIIPS and €648 million was in French securities. In addition, €1,049 million of cash collateral was also held at April 30, 2014.
—	Indirect exposure by way of guarantees from entities in European countries totalled $747.3 million, of which $5.4 million was exposure to GIIPS, $426.7 million to the other Eurozone countries and $315.2 million to the rest of Europe.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

32 • BMO Financial Group Second Quarter Report 2014

  INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2013 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 28, 2014, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday August 25, 2014, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, Investor Relations, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Chief Financial Officer,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Corporate Secretary,

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February $72.93

March $74.09

April $75.75

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

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60 • BMO Financial Group Second Quarter Report 2014